Exhibit 99.1

2017 Corporate Calendar

Maranello (Italy), 31 January 2017 - Ferrari N.V. (the “Company”) (NYSE/MTA: RACE) announced today the following corporate calendar for year 2017:

Earnings Releases

2 February 2017 - Group results for 4th quarter and full-year 2016
4 May 2017 - Group results for 1st quarter 2017
2 August 2017 - Group results for 2nd quarter 2017
6 November 2017 - Group results for 3rd quarter 2017

A conference call for financial analysts is also planned on the date of each earnings release. Listen only live webcasts of the presentations as well as related materials will be accessible on the Company’s corporate website (http://corporate.ferrari.com).

The Annual General Meeting for the approval of the Company’s 2016 financial statements is scheduled for April 14, 2017.

The 2017 corporate calendar is available on the Company’s corporate website (http://corporate.ferrari.com).

Note: To the sole aim of complying with the requirements set forth by the Instructions to the Regulation of Borsa Italiana S.p.A., please note that, should the Annual General Meeting resolve a dividend related to 2016 financial year, the relevant ex-date will be in April 2017. This information is disclosed to the sole aim of complying with the aforesaid regulatory provisions and it cannot be interpreted in any manner as a forecast regarding any dividend distribution during the current year or the following years.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977